UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                January 6, 2021

  By E-Mail
  Jie Sun, Esq.
  Orrick, Herrington & Sutcliffe LLP
  47/F Park Place
  1601 Nanjing Road West, Shanghai 200040
  People   s Republic of China

           Re:     Gridsum Holding Inc.
                   Amended Schedule 13E-3
                   Filed on December 23, 2020
                   Filed by Gridsum Holding Inc. et. al.
                   File No. 005-89840

  Dear Mr. Sun:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Amended Schedule 13E-3

  1. We note your response to prior comment 5 and we reissue it. We also note that the Equity
           Investors (as defined in your response) may be affiliates of Mr. Qi and Mr. Yu, who are affiliates of the company, by virtue of their participation in the Beijing SPV. We also believe that their engagement in the going private transaction stems from their participation in Beijing SPV along with Mr. Qi and Mr. Yu. In addition to the comment as previously issued, please expand your analysis to include the controlling persons of the
           Equity Investors; in this respect, please tell us whether the Equity Investors are entities without operations, any history prior to the investment in Beijing SPV and whether they were established solely to carry out the investment in Beijing SPV.

  2. We note your response to prior comment 7. While we do not agree with your response relating to compliance with Rule 13d-2(a) we will not issue any further comments.

  Revised Proxy Statement

  Opinion of the Special Committee's Financial Advisor, page 46

  3. We note the revisions made in response to prior comment 16. Please further revise your disclosure to include a column for the enterprise value of each Selected Company.
 Jie Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
January 6, 2021
Page 2

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions